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LIBERTY
COLONIAL * CRABBE HUSON * NEWPORT * STEIN ROE ADVISOR



February 4, 2000

Securities and Exchange Commission
Judiciary Plaza, Room 5159
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Mr. Michael J. Shaffer

RE:      Liberty Funds Trust I (the Trust)
         Registration File Nos.:  2-41251 & 811-2214
         Request for Withdrawal of Filing

Dear Mr. Shaffer:

As Assistant Secretary of the above Trust, the undersigned hereby requests consent, pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw the 485APOS filing with Accession Number: 0000883163-00-000009 from the above Registrant. This filing was inadvertently transmitted using the incorrect CIK and File Number.


Very truly yours,

LIBERTY FUNDS TRUST I


By:  /s/William J. Ballou
     William J. Ballou
     Assistant Secretary

One Financial Center, Boston, MA 02111-2621, 1-800-225-2365